UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No.                     )*
Biodel Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
09064M 10S

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09064M 10S

1	NAMES OF REPORTING PERSONS. Steiner Ventures, LLC I.R.S. Identification No. of above persons (entities only). 51-0459630

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,221,117 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

4,221,117 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,221,117 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

17.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
Notes:
(1) Based upon 20,282,167 shares of common stock outstanding on December 31, 2007 in addition to 3,260,000 shares of common stock sold pursuant to Biodel’s registration statement on Form S-1 (Registration No. 333-148688).

Page 2 of 9 pages

CUSIP No.	09064M 10S

1	NAMES OF REPORTING PERSONS. Solomon S. Steiner I.R.S. Identification No. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,221,117 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

4,221,117 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,221,117 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

17.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
Notes:
(1) Based upon 20,282,167 shares of common stock outstanding on December 31, 2007 in addition to 3,260,000 shares of common stock sold pursuant to Biodel’s registration statement on Form S-1 (Registration No. 333-148688).

Page 3 of 9 pages

CUSIP No.	09064M 10S
Item 1(a). Name of Issuer
          Biodel Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices
100 Saw Mill Road
Danbury, Connecticut 06810
Item 2(a). Name of Person Filing
          (i) Steiner Ventures, LLC, a Connecticut limited liability company; and
          (ii) Solomon S. Steiner, who is sole managing member of Steiner Ventures, LLC activities with respect to shares of Common Stock indirectly beneficially owned by virtue of such position.
          Steiner Ventures, LLC and Mr. Steiner are hereinafter collectively referred to as the “Reporting Persons.” Any disclosure herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
          The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
Item 2(b). Address of Principal Business Office or, if none, Residence
          The address of the principal business office of each of the Reporting Persons is 24 Old Wagon Road, Mt. Kisco, New York 10549.
Item 2(c). Citizenship
          Steiner Ventures, LLC is organized as a limited liability company under the laws of the State of Connecticut. Mr. Steiner is a United States citizen.
Item 2(d). Title of Class of Securities
          Common Stock, par value $0.01 per share (the “Common Stock”).
Item 2(e). CUSIP Number
          09064M 10S

Page 4 of 9 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
A. Steiner Ventures, LLC
(a)	Amount beneficially owned: 4,221,117 shares of Common Stock

(b)	Percent of class: 17.9% The percentages used herein and in the rest of this Schedule 13G are calculated based upon 20,282,167 shares of common stock outstanding on December 31, 2007 in addition to 3,260,000 shares of common stock sold pursuant to Biodel’s registration statement on Form S-1 (Registration No. 333-148688).

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 4,221,117 shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 4,221,117 shares of Common Stock
B. Solomon S. Steiner
(a)	Amount beneficially owned: 4,221,117 shares of Common Stock

(b)	Percent of class: 17.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 4,221,117 shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

Page 5 of 9 Pages

(iv)	Shared power to dispose or to direct the disposition of: 4,221,117 shares of Common Stock
Item 5. Ownership of Five Percent or Less of a Class
          Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          Not Applicable
Item 8. Identification and Classification of Members of the Group
          Not Applicable
Item 9. Notice of Dissolution of Group
          Not Applicable
Item 10. Certification
          Not Applicable

Page 6 of 9 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

Steiner Ventures, LLC

By: /s/ Solomon S. Steiner Name: Solomon S. Steiner
Title: Authorized Person

February 13, 2008

/s/ Solomon S. Steiner Solomon S. Steiner

Page 7 of 9 pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 13, 2008 by and between Steiner Ventures, LLC and Solomon S. Steiner.

Page 8 of 9 pages